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Exhibit 99.1

13 July 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 12 July 2004 it purchased for cancellation 105,000 Ordinary Shares of 1/3p each at an average price of 198.05p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

23 July 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 22 July 2004 it purchased for cancellation 236,303 Ordinary Shares of 1/3p each at an average price of 181.31p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

26 July 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 23 July 2004 it purchased for cancellation 40,000 Ordinary Shares of 1/3p each at a price of 173p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

27 July 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 26 July 2004 it purchased for cancellation 63,900 Ordinary Shares of 1/3p each at an average price of 162.3p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

28 July 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 27 July 2004 it purchased 20,000 Ordinary Shares of 1/3p each at a price of 169.5p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

29 July 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 28 July 2004 it purchased 60,000 Ordinary Shares of 1/3p each at an average price of 163.9p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

30 July 2004

Autonomy Corporation plc

Purchase of own shares

        Autonomy Corporation plc today announces that on 29 July 2004 it purchased 41,300 Ordinary Shares of 1/3p each at an average price of 166.1p per share.

For further information, please contact:

Autonomy Corporation plc Ian Black +44 (0) 1223 448000 ianb@autonomy.com	Financial Dynamics Edward Bridges +44 207 831 3113 edward.bridges@fd.com

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